UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of june, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLIC LIMITED COMPANY

Corporate Taxpayer Registration CNPJ/MF No. 02.558.134/0001-58
State Registration NIRE No. 33 3 0026253 9

EXTRACT FROM ITEM OF THE MINUTES OF THE 272nd ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 28, 2006

As secretary of the Board of Directors meeting, held today, I CERTIFY that item 4of the Agenda, which refers to “Corporate act: Alterations in the Management and Board of Directors of Company”, of the Minutes of the 272nd Ordinary Meeting of the Board of Directors of Tele Norte Leste Participações S/A, held on June 28, 2006, at 03:00 pm, at Praia de Botafogo 300, 11º andar, sala 1101, Botafogo, in the City and State of Rio de Janeiro, has the following wording:

“With respect to item 4 of the Agenda, the request for substitution, from July 1, 2006, of Mr. Ronaldo Iabrudi dos Santos Pereira, from the positions of Chief Executive Officer (CEO) and effective member of the Company’s Board of Directors, the college members having thanked and praised his performance in performing his duties. Afterwards, the Directors resolved to appoint: (a) for the position of CEO, Mr. Luiz Eduardo Falco Pires Corrêa, current Director Superintendent and (b) for the position of Director, without specific designation, Mr. Paulo Altmayer Gonçalves, both identified below. The elected directors signed the respective Terms of Investiture, on this date, and declared that they have a clean criminal record, not having committed any crimes that prevent them from performing the office to which they were appointed. Then the Board directors decided, to cause the registration of the consolidation of Company’s Management composition, which, from July 1, 2006, is comprised of the following members: (i) as CEO, Mr.a Luiz Eduardo Falco Pires Corrêa, Brazilian national, married, engineer, holder of ID Card Reg. No. 6056736, issued by SSP/SP, individual taxpayer registration under CPF/MF No. 052.425.988-75, whose address is Rua Humberto de Campos No. 425, 8º andar, City of Rio de Janeiro – RJ; (ii) as Director, without specific designation, accumulating the duty of Investor Relations Director , Mr. José Luís Magalhães Salazar, Brazilianl, married, economist, holder of ID Card Reg. No. 06045356-0, issued by IFP/RJ, individual taxpayer registration under CPF/MF No. 902.518.577-00, whose address is Rua Humberto de Campos No. 425, 8º andar, in the City of Rio de Janeiro – RJ; (iii) as Director, without specific designation, Mr. Julio Cesar Pinto, Brazilianl, consensually separated, accountant, holder of ID Card Reg. No. 24.027-5, issued by CRC/RJ (Regional Accountancy Council), individual taxpayer registration under CPF/MF No. 205.088.327-72, whose address is Rua Humberto de Campos No. 425, 8º andar, in the City of Rio de Janeiro – RJ; (iii) as Director, without specific designation, Mr. Paulo Altmayer Gonçalves, Brazilia,, married, engineer, holder of ID Card Reg. No. 8002420647, issued by SJS/RS, individual taxpayer registration under CPF/MF No. 153.421.660-04, whose address is Rua Humberto de Campos No. 425, 8º andar, in the City of Rio de Janeiro – RJ, all with a term until the holding of the first meeting of this Board, following the Annual Shareholders’ Meeting of 2007. It was also recorded that Mr. José Luís Magalhães Salazar answers for the Company’s Finance Department, as Chief Financial Office. To follow and according to Article  22 of the Company’s Bylaws, it was recorded the automatic assumption as effective member of the Board of Directors, from July 1, 2006 and, in complementation of term, by the deputy of the member presently substituted, Mr. Luiz Eduardo Falco Pires Corrêa, elected and identified in the Annual Shareholders’ Meeting held on March 1, 2004, the office of deputy member remaining vacant until a new appointment is made by the Board.”

All active members of the Board of Directors being present and the signatures of the undersigned being affixed, Messrs.: (a.a.) Carlos Francisco Ribeiro Jereissati – Chairman of the Board; José Augusto da Gama Figueira; Carlos Medeiros Silva Neto; Otávio Marques de Azevedo; and Ronaldo Iabrudi dos Santos Pereira.

Rio de Janeiro, June 28, 2006.

José Augusto da Gama Figueira
Secretary